Exhibit 4.5
STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT dated as of January 24, 2011 by and among (i) Prospect Global Resources Inc., a Delaware corporation (the "Company"), (ii) Richard Merkin ("Merkin"), and (iii) the other holders of Common Stock of the Company signatory hereto (together with Merkin, the "Stockholders").

Section 1. Definitions.  For purposes of this Agreement, the following terms have the indicated meanings:

"Affiliate" of a person means any other person controlling, controlled by or under common control with such person, whether by ownership of voting securities, by contract or otherwise.

"Board" means the Company's Board of Directors.

"Common Stock" means the Company's common stock, par value $ .0001 per share.

"Securities Act" means the Securities Act of 1933, as amended.

Section 2. Board of Directors.  Each Stockholder agrees, for so long as Merkin owns at least 1,000,000 shares of Common Stock, to vote all shares of Common Stock over which such Stockholder and its Affiliates have voting control and to take all other necessary or desirable actions within its control (whether as a stockholder, director or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that the person Merkin designates in writing from time to time to the other Stockholders is elected to the Board.  For so long as Merkin has the right to designate one member of the Board, and for a period of three (3) years thereafter, the Company shall, at its sole expense, obtain customary a directors’ and officers’ liability insurance policy.

Section 3. Tag Along Right.  Except in the case of any transfer to an Affiliate, not less than 15 days prior to any proposed transfer of Common Stock, other than the sale in one or a series of related transactions of Common Stock by any Stockholder or its Affiliates, the transferring Stockholder (the “Initiating Holder”) shall deliver to Merkin a written notice (the “Sale Notice”) specifying in reasonable detail the identity of the proposed transferee(s), the number of shares proposed to be sold, and the terms and conditions of the proposed transfer.  Merkin may elect to participate in the transfer by delivering to the Initiating Stockholder a written notice of such election within the 15-day period following delivery of the Sale Notice.  If Merkin elects to participate in such transfer, the Initiating Stockholder and Merkin will be entitled to sell in such proposed transfer, at the same price and on the same terms (including form of consideration), a number of shares equal to the product of (i) the quotient determined by dividing the number of shares proposed to be sold by the Initiating Stockholder or Merkin, as the case may be, by the number of shares proposed to be sold by the Initiating Stockholder and Merkin, multiplied by (ii) the total number of shares to be sold in such proposed transfer.  Merkin's rights hereunder shall terminate upon the issuance of Common Stock in a registered public offering under the Securities Act of 1933, as amended, with gross proceeds to the Company of at least $10,000,000.

Section 4. Amendment and Waiver.  Except as otherwise provided herein, no amendment of any provision of this Agreement shall be effective unless such amendment or waiver is approved in writing by the Company, Merkin and the holders of at least a majority of the shares of Common Stock then held by the other Stockholders.  The failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of such provision and shall not affect the right of such party thereafter to enforce each provision of this Agreement in accordance with its terms.

Section 5. Severability.  If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 6. Entire Agreement.  Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

Section 7. Successors and Assigns.  This Agreement shall bind and inure to the benefit of and be enforceable by the Company and the Stockholders and their respective successors and assigns; provided, that Merkin may not assign its right to designate a director to any transferee of Common Stock from Merkin other than an Affiliate of Merkin without the Company's written consent.

Section 8. Counterparts.  This Agreement may be executed in separate counterparts each of which shall be an original but all of which taken together shall constitute but one instrument.

Section 9. Notices.  Any notice, payment, demand or communication required or permitted to be given pursuant to this Agreement shall be in writing and shall be (i) delivered personally, (ii) transmitted by telecopy, or (iii) delivered by nationally recognized overnight courier service for next business day delivery, addressed as follows, or to such other address as such person may from time to time specify by notice to the parties hereto:

The Company:

Prospect Global Resources Inc.
600 17th Street, Suite 2800-South
Denver CO 80202
Attention:  Pat Avery
Fax:  720-294-0402

Stockholders:  To the address specified on the signature page hereto

Section 10. Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to principles of conflicts of laws thereof.

Section 11. Descriptive Headings.  The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

* * * * *

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PROSPECT GLOBAL RESOURCES INC.

By:	/s/ Patrick Avery
Patrick Avery
Chief Executive Officer

STOCKHOLDERS

/s/ Richard Merkin
Richard Merkin

/s/ Patrick Avery
Patrick Avery

/s/ Jonathan Bloomfield
Jonathan Bloomfield

/s/ Barry Munitz
Barry Munitz

/s/ J. Ari Swiller
J. Ari Swiller

/s/ Bevan Cooney
Bevan Cooney

QUINCY PRELUDE LLC

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Manager

BALKAN HELENIC PARTNERSHIP

By:	/s/ Balkan Management LLC
its general partner

By:	/s/ Mark McMillan
Name: Mark McMillan
Its: Manager